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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to
Schedule TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DOVER DOWNS GAMING & ENTERTAINMENT, INC.
(Name of Issuer and Person Filing Statement)

Common Stock, par value $0.10 per share
Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

001 750 26009510 (Common Stock)
001 750 260095DM (Class A Common Stock)
(CUSIP Number of Class of Securities)

Klaus M. Belohoubek
Senior Vice President—General Counsel
Dover Downs Gaming & Entertainment, Inc.
3505 Silverside Road
Plaza Centre Building, Suite 203
Wilmington, DE 19810
(302) 475-6756
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
 Timothy R. Horne
Senior Vice President—Finance, Treasurer
and Chief Financial Officer
Dover Downs Gaming & Entertainment, Inc.
1131 N. DuPont Highway
Dover, DE 19901
(302) 857-3292

CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee

$34,646,373	$3,707.16

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 2,389,405 shares of Common Stock and Class A Common Stock are purchased for $14.50 per share.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,707.16	Filing Party: Issuer
Form or Registration No.: Schedule TO	Date Filed: December 19, 2005
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

AMENDMENT NO. 1 TO SCHEDULE TO

        This Amendment No. 1 amends and supplements the issuer Tender Offer Statement on Schedule TO filed on December 19, 2005 by Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase, upon the terms and subject to the conditions contained in the offer to purchase dated December 19, 2005 (the "Offer to Purchase") and the accompanying letter of transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, constitutes the "Offer"), up to 1,063,937 shares of the Company's common stock, par value $0.10 per share, and 1,325,468 shares of the Company's Class A common stock, par value $0.10 per share, in each case at a price of $14.50 per share, net to the seller in cash without interest thereon.

        This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. The Offer to Purchase was previously filed with the Schedule TO as Exhibit (a)(1)(i).

        The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        ITEMS 1 THROUGH 11.

        Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

        References are to sections and page numbers in the Offer to Purchase as filed with EDGAR:

        Exhibit (a)(1)(i)—Offer to Purchase

(1)
Section 5, Acceptance for Payment of Shares and Payment of Purchase Price, Page 8.

•
Delete the words "for any reason" in the fourth paragraph of this Section.

(2)
Section 7, Conditions of the Offer, page 10.

•
Amend the first bullet item to read as follows:

  "there shall have been instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges our purchase of shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in our judgment, is reasonably likely to materially and adversely affect our business, condition (financial or other), income or operations;"

  •
  Amend the second bullet item to read as follows:

  "there shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or us or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our reasonable judgment, is reasonably likely to (i) make our acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the Offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, or (iii) materially and adversely affect our business, condition (financial or other), income or operations;"

  •
  Amend the fourth bullet item to read as follows:

  "there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) a decrease of more than 15% in the market price of our Common Stock, the Dow Jones Industrial Average, the Standard and Poor's Index of 500 Industrial Companies or the New York Stock Exchange or the

  NASDAQ Composite Index from the close of business on December 19, 2005, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that is reasonably likely to, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), income or operations, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, is reasonably likely to materially adversely affect the extension of credit by lending institutions in the United States, (v) the commencement or escalation of a war, armed hostilities or other international or national calamity involving the United States or any of its territories, including but not limited to an act of terrorism, that is reasonably likely to, in our reasonable judgment, have a material adverse affect on our business, condition (financial or otherwise), income or operations, (vi) material change in United States or any other currency exchange rates or a suspension of or limitation on the markets therefor, that is reasonably likely to, in our reasonable judgment, have a material adverse affect on our business, condition (financial or otherwise), income or operations, (vii) any material limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in our reasonable judgment, is reasonably likely to materially adversely affect the extension of credit by banks or other lending institutions in the United States, or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, in our reasonable judgment, a material acceleration or worsening thereof;"

  •
  Amend the sixth bullet item to read as follows:

  "there shall have occurred any event or events that have resulted, or is reasonably likely to, in our reasonable judgment, result, in a material and adverse change in our business, condition (financial or otherwise), income or operations;"

(3)
Section 15, U.S. Federal Income Tax Considerations, Page 27.
•
Delete the first sentence of the last paragraph in this Section.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOVER DOWNS GAMING & ENTERTAINMENT, INC.
By:	/s/ DENIS MCGLYNN Denis McGlynn President and Chief Executive Officer

Dated: December 30, 2005

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AMENDMENT NO. 1 TO SCHEDULE TO
SIGNATURE